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________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                         AMENDMENT NO. 2/FINAL AMENDMENT
                                       TO

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                ----------------

                              TECHFORCE CORPORATION
                            (Name of Subject Company)

                            EQUANT ACQUISITION CORP.
                           EQUANT HOLDINGS U.S., INC.
                                   EQUANT N.V.
                                    (Bidders)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    878331107
                      (CUSIP Number of Class of Securities)


                              RICHARD H. BLAUSTEIN
                                 VICE-PRESIDENT
                            EQUANT ACQUISITION CORP.
                      C/O EQUANT INTEGRATION SERVICES, INC.
                            3 PARK AVENUE, 25TH FLOOR
                            NEW YORK, NEW YORK 10016
                            TELEPHONE: (212) 251-2001
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)


                                    COPY TO:

                               SARAH HEWITT, ESQ.
                  BROWN RAYSMAN MILLSTEIN FELDER & STEINER LLP
                              120 WEST 45TH STREET
                            NEW YORK, NEW YORK 10036
                            TELEPHONE: (212) 703-1319


                                Page 1 of 7 Pages

________________________________________________________________________________


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CUSIP NO.  878331107                14D-1                      PAGE 2 OF 7 PAGES




1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Equant N.V.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X| (b) |_|


3.   SEC USE ONLY


4.   SOURCE OF FUNDS
     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) |_|


6.   CITIZEN OR PLACE OF ORGANIZATION
     The Netherlands

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,126,382*

8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES |_|


9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     98.12%

10.  TYPE OF REPORTING PERSON
     CO

*As of the date of the reportable event, August 3, 1999.



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CUSIP NO. 878331107                     14D-1                  PAGE 3 OF 7 PAGES




1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Equant Holdings U.S., Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X| (c) |_|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) |_|


6.   CITIZEN OR PLACE OF ORGANIZATION
     New  York

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,126,382*

8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES |_|


9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     98.12*

10.  TYPE OF REPORTING PERSON
     CO

*As of the date of the reportable event, August 3, 1999.



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CUSIP NO.  878331107                    14D-1                  PAGE 4 OF 7 PAGES




1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Equant Acquisition Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X| (d) |_|


3.   SEC USE ONLY


4.   SOURCE OF FUNDS
     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) |_|


6.   CITIZEN OR PLACE OF ORGANIZATION
     Delaware

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,126,382*

8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES |_|


9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     98.12%

10.  TYPE OF REPORTING PERSON
     CO

*As of the date of the reportable event, August 3, 1999.



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     This Final Amendment amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on July 7, 1999 and amended on July 22, 1999 (as amended, the "Schedule 14D-1") relating to the offer by Equant Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Equant Holdings U.S., Inc., a Delaware corporation (the "Parent") and itself a wholly owned subsidiary of Equant N.V., a company organized under the laws of The Netherlands (the "Ultimate Parent"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of TechForce Corporation, a Georgia corporation (the "Company"), at a purchase price of $8.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 7, 1999 (as amended, the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer").

     All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     On August 9, 1999, the Ultimate Parent announced that it had merged the Purchaser with and into the Company with the Company continuing as the surviving corporation after the Merger and that the Merger became effective at ____p.m., New York City time, on Friday, August 6, 1999. Because the Purchaser had acquired at least 90% of the outstanding Shares, the Merger was effected without a meeting of stockholders of the Company. As a result of the Merger, the Company became a wholly owned subsidiary of the Parent and the Ultimate Parent and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by the Ultimate Parent, the Parent, the Purchaser or any other direct or indirect subsidiary of the Ultimate Parent, the Parent or the Company, and Shares owned by stockholders choosing to dissent and demand appraisal of their Shares) was cancelled, extinguished, and converted into the right to receive $8.50 per Share in cash, without interest thereon, less any applicable withholding taxes. The full text of the press release is set forth in Exhibit
(a)(9) and is incorporated herein by reference.

     On August 9, 1999, the Parent requested that the Shares no longer be quoted on Nasdaq. The Parent expects that registration of the Shares under the Exchange Act will be terminated.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     Pursuant to the Offer, which expired at 12:00 midnight, New York City time, on Tuesday, August 3, 1999, the Purchaser ultimately acquired 8,126,382 Shares (or approximately 98.12% of the issued and outstanding Shares).

     The information provided in this Final Amendment under Item 5 is incorporated herein by reference.

ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS.

(a)(9)     Press Release issued by the Ultimate Parent on August 9, 1999.



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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   EQUANT N.V.


                                   By:      /s/    Richard Blaustein
                                            ---------------------------
                                            Name:  Richard Blaustein
                                            Title: Authorized Signatory


                                   EQUANT HOLDINGS U.S., INC.


                                   By:      /s/    Richard Blaustein
                                            ---------------------------
                                            Name:  Richard Blaustein
                                            Title: Authorized Signatory


                                   EQUANT ACQUISITION CORP.


                                   By:      /s/    Richard Blaustein
                                            --------------------------
                                            Name:  Richard Blaustein
                                            Title: Vice President

Date:  August 9, 1999



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                                  EXHIBIT INDEX

Exhibit                                                                   Page
   No.           Description                                               No.
-------          -----------                                              ----
(a)(9)           Press Release issued by the Ultimate Parent
                 on August 9, 1999.